Q3 Results 2018 Conference Call MorphoSys AG November 6, 2018 Exhibit 99.1

© MorphoSys AG, Q3 2018 – November 6, 2018 Today on the Call Dr. Simon Moroney Chief Executive Officer Jens Holstein Chief Financial Officer Dr. Malte Peters Chief Development Officer

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including its financial guidance for 2018, the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, in particular with respect to MOR208, and the transition of MorphoSys to a fully integrated biopharmaceutical company, the expected time of launch of MOR208, interaction with regulators, including the potential approval of MorphoSys’s current or future drug candidates, including discussions with the FDA regarding the potential approval to market MOR208, and expected royalty and milestone payments in connection with MorphoSys’s collaborations. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’s expectations regarding its 2018 results of operations may be incorrect, MorphoSys’s expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that MorphoSys may fail to obtain regulatory approval for MOR208 and that data from MorphoSys’s ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), MorphoSys’s reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. The compounds discussed in this slide presentation are investigational products being developed by MorphoSys and its partners and are not currently approved by the U.S. Food and Drug Administration (FDA), European Medicine Agency (EMA) or any other regulatory authority (except for guselkumab/Tremfya®). This presentation includes forward-looking statements. © MorphoSys AG, Q3 2018 – November 6, 2018

© MorphoSys AG, Q3 2018 – November 6, 2018 Agenda Financials Q3 2018 & Guidance 2018 2. Q&A Session 3. Operational Review Q3 2018 & Outlook 2018 1.

Operational Review Q3 2018 and Outlook 2018 © MorphoSys AG, Q3 2018 – November 6, 2018

* Data cutoff June 5, 2018 Investigational Fc-enhanced Antibody Directed Against CD19 © MorphoSys AG, Q3 2018 – November 6, 2018 Proprietary Portfolio − MOR208 Current clinical development L-MIND and B-MIND trials in relapsed or refractory (r/r) DLBCL COSMOS trial in r/r CLL/SLL after discontinuation of ibrutinib therapy L-MIND: Updated preliminary results on all 81 enrolled patients to be presented at ASH 2018* Preliminary ORR of 58%, with complete responses of 33% and partial responses of 25% Preliminary median progression free survival was 16.2 months Median duration of response and overall survival were not reached Preliminary 12-month overall survival rate was 73% At 12 months no disease progression in 70% of patients B-MIND: Study ongoing Continuing patient enrollment Interim futility analysis planned, completion anticipated late next year COSMOS trial in CLL/SLL First clinical data on 13 patients from cohort B (MOR208 + venetoclax) to be presented at ASH 2018 All seven out of seven patients who had at least one post-baseline assessment by the time of the data cutoff (June 18, 2018) showing a partial response

Investigational Antibody Targeting CD38 Multiple Myeloma (MM) Phase 1/2a study in relapsed or refractory (r/r) MM patients fully recruited, results to be presented at ASH 2018 Continued preparations for late-stage clinical development in China by partner I-Mab I-Mab submitted investigational new drug (IND) application to Chinese authorities Pivotal trial in China expected to start early 2019 Other indications Ongoing evaluation of development in other indications including autoimmune disorders © MorphoSys AG, Q3 2018 – November 6, 2018 Proprietary Portfolio − MOR202

Investigational Antibody Directed Against IL-17C © MorphoSys AG, Q3 2018 – November 6, 2018 Proprietary Portfolio − MOR106 The product candidate Ylanthia antibody targeting IL-17C jointly discovered and developed with Galapagos Partnering Deal with Novartis signed on July 19, 2018 Worldwide, exclusive agreement with Novartis for development and commercialization of MOR106 expected to accelerate and broaden MOR106 development Collaboration Agreement became effective on September 10, 2018 after U.S. antitrust clearance under the Hart-Scott-Rodino Act Up-front payment of EUR 95 million to MorphoSys and Galapagos Tiered double-digit royalties (up to low-teens to low-twenties) on net commercial sales Success-based milestone payments of up to approximately EUR 850 million Novartis to fund all future research, development, manufacturing, commercialization costs for MOR106 Continuation of the ongoing phase 2 IGUANA trial, expected completion by end of 2019 Phase 1 bridging study with a subcutaneous formulation started in September 2018

Partnered Discovery Programs – Highlights

More than 100 Programs in R&D, thereof 24 in Clinical Development

TREMFYA®- Janssen's anti-IL-23 antibody

- First marketed drug based on MorphoSys's antibody technology
- Pivotal phase 2/3 GALAXI program started in Crohn's disease in July 2018
- Phase 3 PROTOSTAR trial in pediatric psoriasis patients started in September 2018
- Results of head-to-head trial vs. Cosentyx® in plaque psoriasis expected early 2019
- Ongoing phase 3 trials in psoriatic arthritis and psoriasis

Expansion of strategic dermatology alliance with LEO Pharma

- Inclusion of peptide-derived therapeutics into existing partnership
- First alliance to be based on proprietary peptide-technology
- MorphoSys to receive development, regulatory and development milestones as well as royalties on net sales
- MorphoSys has exclusive option on worldwide rights to oncology drugs resulting from collaboration, development and commercialization rights in dermatology are held by LEO Pharma

Cosentyx® is a registered trademark of Novartis AG

© MorphoSys AG, Q3 2018 – November 6, 2018 9

Our Clinical Pipeline

29 Product Candidates in Clinical Development, One Product Launched

Program	Partner	Target	Disease area	Phase 1	Phase 2	Phase 3	Launched
Tremfya® (Guselkumab)*	Janssen	IL-23p19	Psoriasis				✓
Gantenerumab	Roche	Amyloid-ß	Alzheimer's disease			2	
MOR208	-	CD19	Hematological malignancies				
Anetumab Ravtansine (BAY94-9343)	Bayer	Mesothelin (ADC)	Solid tumors				
BAY1093884	Bayer	TFPI	Hemophilia				
BHQ880	Novartis	DKK-1	Multiple myeloma				
Bimagrumab (BYM338)	Novartis	ActRIIB	Musculoskeletal diseases				
CNTO6785	Janssen	-	Inflammation				
Ianalumab (VAY736)	Novartis	BAFF-R	Inflammation				
MOR103/GSK3196165**	GSK	GM-CSF	Inflammation				
MOR106***	Novartis/Galapagos	IL-17C	Inflammation		14		
MOR202	I-Mab Biopharma****	CD38	Multiple myeloma				
NOV-12 (MAA868)	Novartis	Factor XI	Prevention of thrombosis				
Setrusumab (BPS804)	Mereo/Novartis	Sclerostin	Brittle bone syndrome				
Tesidolumab (LFG316)	Novartis	C5	Eye diseases				
Utomilumab (PF-05082566)	Pfizer	4-1BB	Cancer				
Xentuzumab (BI-836845)	BI	IGF-1	Solid tumors				
BAY2287411	Bayer	Mesothelin	Cancer				
Elgemtumab (LJM716)	Novartis	HER3	Cancer				
MOR107 (LP2-3)*****	-	AT2-R	Not disclosed				
NOV-7 (CLG561)	Novartis	-	Eye diseases				
NOV-8	Novartis	-	Inflammation				
NOV-9 (LKA651)	Novartis	-	Diabetic eye diseases	12			
NOV-10 (PCA062)	Novartis	-	Cancer				
NOV-11	Novartis	-	Blood disorders				
NOV-13 (HKT288)	Novartis	-	Cancer				
NOV-14	Novartis	-	Asthma				
PRV-300 (CNTO3157)	ProventionBio	TLR-3	Inflammation				
Vantictumab (OMP-18R5)	OncoMed	Fzd 7	Solid tumors				

Partnered Discovery Programs
Proprietary Development Programs
Out-licensed Proprietary Developments Programs

* We still consider Tremfya® a phase 3 compound due to ongoing studies in various indications
** MOR103/GSK3196165 is fully out-licensed to GSK
*** License agreement as of July 19, 2018
**** For development in China, Hong Kong, Taiwan, Macao
***** A phase 1 study in healthy volunteers was completed; MOR107 is currently in preclinical investigation with a focus on oncology indications

© MorphoSys AG, Q3 2018 – November 6, 2018 10

Financials Q3 & Q1-Q3 2018 Guidance 2018 © MorphoSys AG, Q3 2018 – November 6, 2018

* Differences due to rounding. ** New item line due to application of IFRS 9 Financial Instruments since January 1, 2018, for expected twelve-months loss for financial instruments. © MorphoSys AG, Q3 2018 – November 6, 2018 Income Statement* Q3 2018 In € million Q3 2018 Q3 2017 Δ Revenues 55.0 15.0 <100% Cost of Sales (0.9) - n/a Research and Development Expenses (18.0) (33.7) (47%) Selling Expenses (1.3) (0.5) <100% General and Administrative Expenses (5.1) (4.0) 28% Total Operating Expenses (25.3) (38.2) (34%) Other Income / Expenses 0.4 (0.3) <100% EBIT 30.1 (23.5) <100% Finance Income 0.1 0.5 (80%) Finance Expenses (0.1) (0.9) (89%) Impairment Losses on Financial Assets** 0.3 0 <100% Income Tax (Expenses) (0.2) (0.1) 100% Consolidated Net Profit / (Loss) 30.2 (24.0) <100% Earnings per Share (in €) 0.96 (0.83) <100%

* Differences due to rounding. © MorphoSys AG, Q3 2018 – November 6, 2018 Segment Reporting* Q3 2018 Proprietary Development Partnered Discovery in € million in € million Revenues R&D EBIT Revenues R&D EBIT 2017 2018 2017 2018 2017 2018 2017 2018 2017 2018 2017 2018

* Differences due to rounding. ** New classifications for financial instruments due to application of IFRS 9 Financial Instruments since January 1, 2018. © MorphoSys AG, Q3 2018 – November 6, 2018 Balance Sheet* (September 30, 2018) In € million Sept 30, 2018 Dec 31, 2017 Assets Cash and Cash Equivalents 121.0 76.6 Available-for-sale Financial Assets** 0 86.5 Financial Assets classified as Loans & Receivables** 0 149.1 Financial Assets at Fair Value through Profit or Loss** 58.9 0 Other Financial Assets at Amortized Cost 250.2 0 Other Current Assets 26.4 28.5 Total Current Assets 456.4 340.7 Other Financial Assets at Amortized Cost, Net of current portion** 51.2 0 Other Non-current Assets 71.1 74.7 Total Non-current Assets 122.3 74.7 Total Assets 578.7 415.4 Liabilities & Stockholders’ Equity Total Current Liabilities 39.7 47.7 Total Non-current Liabilities 7.8 9.0 Total Stockholders’ Equity 531.2 358.7 Total Liabilities & Stockholders’ Equity 578.7 415.4

* Differences due to rounding. © MorphoSys AG, Q3 2018 – November 6, 2018 Key Financials* Q1-Q3 2018 In € million Q1-Q3 2018 Q1-Q3 2017 Δ Revenues 66.0 38.6 71% Cost of Sales (0.9) 0 n/a Research and Development Expenses (61.0) (79.2) (23%) Selling (3.6) (1.8) 100% General and Administrative Expenses (14.5) (11.6) 25% Total Operating Expenses (80.0) (92.6) (14%) EBIT (13.0) (53.8) (76%) Consolidated Net Profit/(Loss) (12.8) (55.1) (77%) Diluted Net Profit/(Loss) per Share in € (0.41) (1.91) (79%)

* Guidance update on July 19, 2018 following MOR106 Deal with Novartis; effective on September 10, 2018 after U.S. antitrust clearance ** Revenues are expected to include royalty income from Tremfya® ranging from € 12-17 million on constant USD currency. Re-confirmation © MorphoSys AG, Q3 2018 – November 6, 2018 Financial Guidance 2018 In € million Q1-Q3 2017 Q1-Q3 2018 Guidance 2018* 38.6 66.0 67 to 72** 67.1 55.1 87 to 97 (53.8) (13.0) (55) to (65) Group Revenues Proprietary R&D Expenses (incl. Technology Development) EBIT

Q&A Session © MorphoSys AG, Q3 2018 – November 6, 2018

Corporate Communications & IR Phone   +49 (0)89 / 899 27-404 Fax   +49 (0)89 / 899 27-5404 Email   investors@morphosys.com